UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Halcón Resources Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

40537Q605

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q605

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) GEN IV INVESTMENT OPPORTUNITIES, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,039,931
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,039,931
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,039,931
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%[1]
12.	Type of Reporting Person (See Instructions) OO

[1]

All calculations of percentage ownership based on 160,669,329 shares outstanding as of November 2, 2018, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018.

CUSIP No. 40537Q605

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LSP GENERATION IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,039,931
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,039,931
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,039,931
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40537Q605

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LSP INVESTMENT ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,039,931
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,039,931
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,039,931
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer

Halcón Resources Corporation

(b)	Address of Issuer’s Principal Executive Offices

1000 Louisiana Street, Suite 1500, Houston, Texas 77002

Item 2.

(a)	Name of Person(s) Filing:

(A) GEN IV INVESTMENT OPPORTUNITIES, LLC

(B) LSP GENERATION IV, LLC

(C) LSP INVESTMENT ADVISORS, LLC

(b)	Address of Principal Business Office or, if none, Residence:

(A) 1700 Broadway, 35th Floor, New York, New York 10019

(B) 1700 Broadway, 35th Floor, New York, New York 10019

(C) 1700 Broadway, 35th Floor, New York, New York 10019

(c)	Citizenship:

(A) DELAWARE

(B) DELAWARE

(C) DELAWARE

(d)	Title of Class of Securities:

Common Stock, Par Value $0.0001

(e)	CUSIP Number:

40537Q605

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

6

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
GEN IV INVESTMENT OPPORTUNITIES, LLC	0	8,039,931	8,039,931	5.0%
LSP GENERATION IV, LLC	0	8,039,931	8,039,931	5.0%
LSP INVESTMENT ADVISORS, LLC	0	8,039,931	8,039,931	5.0%

*	The above figures reflect the most recent beneficial ownership for the Reporting Persons above as of January 3, 2019.
**	The percentage reported above is based on 160,669,329 shares of Common Stock reported to be issued and outstanding in the Form 10-Q filed with the SEC on November 8, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2019

Gen IV Investment Opportunities, LLC

By:	LSP Generation IV, LLC
Its:	Managing Member

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

By:	LSP Investment Advisors, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LSP Generation IV, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Investment Advisors, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of January 3, 2019, by and among the Reporting Persons (filed herewith).

99.2	Power of Attorney, dated as of January 3, 2019, by and among the Reporting Persons (filed herewith).